Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Set forth below is a transcript of the conference call held on September 16, 2022 announcing the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines (“Intuitive Machines”).

C O R P O R A T E P A R T I C I P A N T S

Michael Blitzer, Co-Chief Executive Officer, Inflection Point Acquisition Corp.

Steve Altemus, Co-Founder, President and Chief Executive Officer, Intuitive Machines

Erik Sallee, Chief Financial Officer, Intuitive Machines

P R E S E N T A T I O N

Operator

Good morning, and welcome to the investor conference call relating to the proposed business combination between Intuitive Machines and Inflection Point Acquisition Corp.

Today’s speakers include Michael Blitzer, Co-CEO of Inflection Point Acquisition Corp., Steve Altemus, Co-Founder, President and CEO of Intuitive Machines, and Erik Sallee, Chief Financial Officer of Intuitive Machines.

I would like to first remind everyone that this call contains forward-looking statements, including, but not limited to, statements relating to Intuitive Machines’ and Inflection Point’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future Intuitive Machines’ product development and performance.

As stated in the press release issued today, Inflection Point has filed with the Securities and Exchange Commission an Investor Presentation, that we encourage you to read, which contains an overview of the transaction and important disclaimers regarding forward-looking statements and other matters, as well as certain risk factors, all of which also apply to today’s conference call.

I’ll now turn the call over to Michael Blitzer, Co-CEO of Inflection Point Acquisition Corp. Mr. Blitzer, please go ahead, sir.

Michael Blitzer

Thank you, Operator, and thanks to everyone listening this morning.

We, at Inflection Point, are incredibly excited to be partnering with Intuitive Machines on this transaction. While there are many positive attributes of Intuitive Machines and the proposed business combination with Inflection Point, I’d like to emphasize a few on this call.

●	First, Intuitive Machines has demonstrated a strong track record of innovation and growth since its founding more than nine years ago. This includes a three-year revenue CAGR of 111% and winning contracts which have helped build a substantial backlog. Intuitive Machines projects revenues of $102 million in 2022, and $291 million in 2023, a substantial portion of which is already contracted and in backlog.

●	Second, Intuitive Machines believes that its growth plan will be fully funded to profitability over the next two to three years, based on a significant commitment from the sponsor and its founders in this transaction, as well as contracted revenue in backlog.

●	Third, the company operates in a market that is considered imperative for national security and encompasses Department of Defense and Space Force priorities of lunar access and exploration. These priorities have strong bipartisan support as the U.S. government looks to counter Chinese and Russian space influence. This strategic partnership is expected to culminate in early 2023, when IM-1 will represent the United States’ first return to the Moon since the last Apollo mission more than 50 years ago.

●	Fourth, Intuitive Machines has established a highly defensible, scalable technology position to win contracts to provide lunar transport, landing and data relay services to both government and commercial markets. The Company is also offering products in the earth-orbital products and services market, which together represent an approximately $120 billion total opportunity over the next 10 years, including NASA’s $90 billion plus Artemis initiative aiming to return humans to the Moon and beyond.

●	We believe this first-mover advantage will position IM to be a leader in future defense and commercial businesses, such as lunar habitation and transportation, power services and, ultimately, highly valuable resource extraction.

●	Lastly, we believe that Intuitive Machines represents an asymmetrical risk profile owing to its resilient, non-cyclical business and significant long-term revenue visibility through its long-cycle contracting process and defense budget visibility.

We believe Intuitive Machines is truly a disruptive company, one that will contribute meaningfully to the space and lunar economy, and is well on its way to becoming a strategic national asset.

We couldn’t be more excited to partner with Steve and the entire team, who, combined, bring decades of experience leading both key NASA departments, as well as Tier 1 defense businesses.

With that, I’ll turn things to Steve.

Steve Altemus

Thank you, Mike, and good morning to everyone.

I’ll start with an overview of Intuitive Machines and the market we are leading, before turning the call over to Erik Sallee, our CFO, to briefly cover our financials and provide an overview of the transaction itself.

Intuitive Machines is a premier space infrastructure and services company founded in 2013. As a critical provider of technologies and services to establish lunar infrastructure and commerce on the Moon, we are excited to be playing a large role in the United States’ return to space leadership.

We are in a leading position in the development of lunar space, to be for the Moon what steamships, toll roads and rail companies were to Earth economies. Each successive mission will allow us to extend our advantage as we deliver satellites to lunar orbit, deliver systems to the lunar surface, and collect critical scientific and engineering data. We expect this will create an incredibly strong competitive position for the Company in just a few years and be a foundation of U.S. space exploration, a national asset.

We currently are servicing NASA and a worldwide set of payload customers, working to provide access to the lunar surface and cislunar data for science, technology and infrastructure. As we think about the future, underpinned by contracts that the United States government is currently accepting bids for and awarding, we believe we will contribute to a diverse lunar economy that will create numerous opportunities and markets to enable on-orbit applications. This includes NASA’s commitment to the Presidential Space Policy Directive to establish a permanent presence on the Moon, and expansion of the commercial space exploration marketplace.

Recently, we were awarded a leading position in NASA’s Artemis Program, which envisions a permanent Moon base, thriving lunar economy and, eventually, human exploration of Mars. Our Lunar Payload Delivery Services Program has been selected by NASA to send the first American spacecraft to the surface of the Moon since the Apollo Program and the first spacecraft ever to reach the lunar South Pole.

Before getting into each of our operating segments, I want to provide a quick overview of some of our business highlights. We have a first-mover advantage, which has resulted in a strong lead in a large and untapped addressable market. We’ve been awarded three commercial lunar payload services contracts to date, more than any of our competitors, with four lunar missions scheduled. We have more than $369 million in bookings and $188 million in backlog. Our revenue grew at a compounded annual growth rate of 111% from 2018 to 2021, with 2021 audited revenue of $73 million.

Intuitive Machines has extensive experience in developing advanced space technologies, including propulsion systems, and navigation systems, having received NASA contract awards for lunar mobility vehicles, power plants and human habitation systems. We operate through four distinct business units; those are Lunar Access Services, Lunar Data Services, Orbital Services, and Space Products and Infrastructure.

Looking at each one more closely:

Our Lunar Access Services will provide reliable and affordable means for governments to explore, companies to develop, and individuals to place an object in cislunar space or on the lunar surface. We developed an entire lunar program to fly from Earth and land softly on the lunar surface to service NASA and commercial customers to deliver scientific equipment to the lunar surface. Our lunar program is comprised of mission control, our Nova-C lunar lander, a space-to-ground communications network, and a series of launch vehicle contracts with Space X. We have four missions on the flight manifest that are intended to launch on an annual cadence. We expect the number of missions to grow in frequency and complexity over time and generate in excess of $279 million in annual revenue by 2024.

For Lunar Data Services, our Lunar Data Network is a private and secure network established to send and receive secure communications, navigation and imagery to and from the Moon. Offered commercially, LDN supports line-of-sight and data relay services for spacecraft in cislunar space and systems on the lunar surface. Our secure, interoperable LDN is comprised of a mission control center, global ground stations, base-band units installed at each ground station, and lunar data relay satellites deployed in 2023. The network will evolve to provide backup services to NASA and the United States Space Force, which is an increasingly important priority for the United States.

For Orbital Services, both commercial and government organizations are seeking in-space orbital services that can repair, refuel and raise the orbits of existing satellites. Intuitive Machines is leveraging its domain expertise and space products of optical navigation, rendezvous and proximity operations, enabling robotic mechanisms for satellite delivery, satellite servicing, debris removal, and Space Domain Awareness in orbits, from low Earth orbit out to cislunar space.

Finally, Space Products and Infrastructure. Intuitive Machines offers our customers reliable and cost-effective space products, leveraging our technology portfolio and space systems innovations derived from our comprehensive lunar access program. These offerings include developing and providing propulsion systems, navigation systems, lunar mobility, power infrastructure and human habitation systems. Intuitive Machines also provides highly specialized aerospace engineering services for complex space systems development to NASA and the aerospace industry across the United States. We expect this segment to contribute approximately $246 million to our 2024 revenue.

Since our founding, we have built a world-class team, with recognized talent and experience from Defense Primes, NASA and other government agencies. Our Management Team has more than 25 years of experience, on average, in aerospace and defense with NASA, Boeing, Raytheon, Blue Origin, Lockheed Martin, the U.S. Space Force and the U.S. Air Force, among others. This deep bench of expertise has contributed to our depth of service offerings, enabled by our strong technical product offerings and Development Team.

As we think about growth in the next three to five years, and beyond, our business will be self-sustaining. We’re taking on capital now to accelerate our growth and increase our lead over our competitors, and with the agility with which big aerospace players can’t compete, and so in each of the business units, we assessed the technology and systems investments that would be most appropriate to unlock additional revenue in the out years.

To highlight some of those use cases, we plan to develop a larger lunar lander, what we call Nova-D, which is a mid-class cargo lander, where we can take more and more payloads to the surface of the Moon. Our first lander can take about 100 kilograms of payload currently. Nova-D will be able to take 500 to 750 kilograms of payload to the Moon, expanding our ability to collect revenues on that mission and drive margin expansion.

To increase the network coverage of our communications constellation around the Moon, we have two satellites in production, and, to be most effective, we will need five. Therefore, part of taking on capital now is to be able to drive these programs forward quickly to meet future market demand.

Another use case investment is the ability to stay functional through the cold of night on the Moon. Every 14 earth days, the Moon turns dark where you’ve landed. When it turns dark, the temperature moves from 250 degrees Fahrenheit to minus 250 degrees Fahrenheit, which freezes our electronic systems. Having the ability to stay warm and operate the spacecraft and the science instruments at night is of strategic importance. This allows us to extend our service offering to our customers to collecting and transmitting more data throughout that timeframe.

Finally, the following are more forward-looking use cases for the future: the first is Earth entry, which is the ability to return to Earth with samples from the Moon; and second is robotics, which is the ability to excavate on the Moon for samples and manage satellites in orbit.

Underpinning our business is a robust demand environment driven by a national security imperative that mandates government customer investment in this market. In 2017, the United States Space Council designated the Moon to be of strategic importance. From there, this developed into NASA’s Artemis Program, made up of four programs, all of which are different line items in the NASA budget, which have already been authorized and appropriated by Congress. We currently operate in three of the four end markets, which are in science, space technology and human exploration.

The accessible total available market for Intuitive Machines is approximately $120 billion over the next decade, with $105 billion in lunar services, and that’s according to the Northern Sky Research Report of 2022 Moon Markets Analysis, and approximately $14 billion in Earth orbital services, according to NSR’s In-Orbit Services Market Report. As mentioned above, we have been very successful in winning contracts in these areas, including leading positions on NASA’s CLPS initiative, which is a key part of the Artemis Program.

With that, I’ll turn things over to Erik Sallee, Chief Financial Officer of Intuitive Machines.

Erik Sallee

Thanks, Steve.

I will cover our financials at a high level, before providing some context for our 2022 guidance, and then closing with the transaction details.

Intuitive Machines is not a concept or a new company. We have a solid book of contracted business, developed by going where the customers are today, which we intend to grow aggressively as we expand our product offerings to the commercial market and increase our commercial business mix over time. Combined with our focus on service-based offerings, we believe this will generate margins among the best in the industry.

Our revenue from 2018 to 2021 grew at a 111% CAGR, supported by demand for our Lunar Access Services. 2021 audited revenue increased 66% to $73 million, driven by Lunar Access Services and sales from our Space Products and Infrastructure business. We project $102 million in 2022 revenue, mostly driven by our Lunar Access Services, along with incremental contribution from Space Products and Infrastructure. For 2022, we project positive gross margin of approximately 10%, as a result of our focus on execution and the value our customers place on our products and services. Looking further out, I think it’s important to note we forecast positive EBITDA in ‘24 and positive free cash flow in 2025, with strong gross margins from 2023 onward.

Turning to our bookings and backlog, as Steve mentioned earlier, we have approximately $369 million in contracted bookings, with about $188 million in backlog today. That‘s signed backlog, not potential pipeline or in discussions. Our team is actively working on several significant bids on programs where we believe we have the pole position to win and execute with great success.

Moving on to the summary transaction details:

Inflection Point, which currently holds approximately $330 million of cash in trust, will combine with Intuitive Machines. The pro forma implied enterprise value of the combined company is over $1 billion, assuming there are no redemptions by IPAX to shareholders. Intuitive Machines’ existing equity security holders are expected to hold approximately 62% of the issued and outstanding shares of Class A common stock immediately following the consummation of the merger, assuming no redemptions by Inflection Point’s existing stockholders.

In connection with the business combination, Intuitive Machines and Inflection Point intend to seek additional financing through private investments, which already include a $21 million committed investment by an affiliate of Inflection Point in preferred equity securities of the combined company and $5 million from an existing Intuitive Machines equity holder. In addition, affiliates of Inflection Point’s sponsor hold $29 million of public shares which they have agreed not to redeem, bringing total committed capital to $55 million.

The Board of Directors of Inflection Point and the Board of Managers of Intuitive Machines have both unanimously approved the proposed transaction.

We expect the transaction to be completed in the first quarter of 2023.

With that, I’ll turn the call back to Steve

Steve Altemus

Thanks, Erik.

In summary, we are well positioned to drive long-term shareholder value through our diversified set of product offerings and technological moat within the space infrastructure market.

As we look through the balance of 2022, we will execute our business strategy: make progress on the Artemis Program, while strategically bidding on new contracts that offer high ROI, and delivering on our 2022 guidance. We have a highly supportive demand environment driven by a national security imperative, coupled with a first-mover advantage in a new category with a large, untapped addressable market. We’ve assembled a world-class team, with a deep technological moat, a robust total available market, and facilities and supply chain infrastructure to seize a significant economic opportunity.

In conclusion, as humans, we must inspire and be inspired. Whether in pursuit of a medical breakthrough or exploring our solar system, we are endlessly drawn to the progress of humanity. Less than a decade ago, Intuitive Machines was an idea, written on a napkin, to solve humanity’s greatest challenges. Now, with this deal, capturing the remarkable financial acumen and perspective with Mike and the entire Inflection Point team, we will extend our lead in the development of lunar space, and I am inspired by where the next decade and beyond will take us.

Thank you.

Operator

Thank you. That does conclude today’s teleconference and webcast, you may disconnect your line at this time, and have a wonderful day. We thank you for your participation today.

Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.